Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, NY 10017

June 19, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Chad Eskildsen

Re: Market Vectors ETF Trust (File No. 811-10325)

Dear Mr. Eskildsen:

Thank you for your telephonic comments regarding each annual report on Forms N-CSR for Market Vectors ETF Trust (the “Trust”), relating to each portfolio of the Trust (each, a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2009.  Below, we provide responses to or supplemental explanations of such comments, as requested.  Capitalized terms used herein but not defined, shall have the meanings set forth in each semi-annual report.

Comment 1.
With respect to each subsequent filing on Form N-CSR for the Trust, please include the Trust’s Investment Company Act file number on the cover of each Form N-CSR in lieu of the Trust’s Securities Act file number.

Response 1.  The requested information will be added.

Comment 2.
With respect to each subsequent filing on Form N-CSR for the Trust, to the extent applicable, calculate a Fund’s expense ratio from the date of the commencement of its operations and not as of the first day of the relevant period.

Response 2.  The requested change will be made.

Comment 3.	With respect to Market Vectors Nuclear Energy ETF, please explain the line item indicating that $219,661 is due from the Van Eck Associates Corporation.

Response 3. The $219,661 was accidentally typed on the “Due from Adviser” line; it should have been on the “Dividends and interest” line, which is the line below.

Comment 4.	With respect to Note 3 to each report, please confirm that the fee waiver is contractual for the time period described.

Response 4. The fee waiver is contractual for the time period described.

Comment 5.	With respect to Note 9 to each report, please explain how the value of the BNY Fund’s price per share was determined to be $0.95.

Response 5.  Two holdings of the BNY Fund were issued by Lehman, which during September 2008 filed for protection under Chapter 11 of the United States Bankruptcy Code.  At the date of default, among other steps taken by BNY, the BNY Fund issued units in a new series, Series B, equal to the face value of the Lehman holdings, pro rata based upon the cash collateral held by the affected funds. In addition, as a result of the bankruptcy of another BNY Fund holding, the BNY Fund issued Series C units in the same manner as the Lehman holdings. Each affected Fund holds a fixed amount of BNY Fund Series B units worth substantially below par, a fixed amount of BNY Fund Series C units worth below par, as well as a variable amount of BNY Fund Series A units (which are backed by the net inflows and outflows of the liquid unencumbered assets of the BNY Fund ).  Thus, the BNY Fund’s NAV per share is based on the value of the fixed amounts of net assets allocated to the Series B and C units in addition to the variable amount of net assets underlying the Series A units.

As a result, in the event that the BNY Fund has net inflows, those inflows will cause a greater percentage of the BNY Fund’s assets to be allocated to Series A units and thus cause the NAV per share of the BNY Fund to drift towards $1.00 whereas if the BNY Fund has net outflows, those outflows will cause a lesser percentage of the BNY Fund’s assets to be allocated to the Series A units and the BNY NAV per share will drift lower than $1.00.  As a result of the foregoing, as of December 31, 2008 the value of the BNY Fund’s price per share was determined to be equal to $0.95.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2050. Thank you.

Best regards,

/s/ Bruce Smith

Bruce Smith